UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8 )(1)

Arena Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

040047 10 2

(CUSIP Number)

Hope Flack
BVF Partners L.P.
227 West Monroe Street, Suite 4800
Chicago, Illinois 60606

(312) 263-7777

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 21,  2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1)           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 040047 10 2		Page 2 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Biotechnology Value Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 920,477

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 920,477

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 920,477

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 040047 10 2		Page 3 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Biotechnology Value Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 592,884

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 592,884

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 592,884

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 040047 10 2		Page 4 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BVF Investments, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,556,351

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,556,351

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,556,351

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 040047 10 2		Page 5 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BVF Partners L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,130,912

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,130,912

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,130,912

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 040047 10 2		Page 6 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BVF Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,130,912

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,130,912

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,130,912

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.2%

14.	Type of Reporting Person (See Instructions) IA, CO

CUSIP No. 040047 10 2	Page 7 of 8 Pages

This Amendment No. 8 to the Statement on Schedule 13D (this “Amendment”) is being filed with the Securities and Exchange Commission on behalf of the Biotechnology Value Fund, L.P., a Delaware limited partnership (“BVF”), Biotechnology Value Fund II, L.P., a Delaware limited partnership (“BVF2”), BVF Investments L.L.C., a Delaware limited liability company (“Investments”), BVF Partners L.P., a Delaware limited partnership (“Partners”) and BVF Inc., a Delaware corporation (“BVF Inc.” and, together with BVF, BVF2, Investments, and Partners, the “Reporting Persons”) with respect to the Common Stock, par value $0.0001 per share (the “Stock”), of Arena Pharmaceuticals, Inc., a Delaware corporation (“Arena”).  The principal executive office of Arena is located at 6166 Nancy Ridge Road, San Diego, California 92121.

Item 5 is hereby amended to read in its entirety as follows:

Item 5.	Interest in Securities of the Issuer

(a)           BVF beneficially owns 920,477 shares of the Stock, BVF2 beneficially owns 592,884 shares of the Stock, Investments beneficially owns 1,556,351 shares of the Stock and each of Partners and BVF Inc. beneficially owns 3,130,912 shares of the Stock, representing approximately 3.6%, 2.3%, 6.1% and 12.2%, respectively, of the approximate aggregate number of shares of common stock outstanding as of October 31, 2003.

(b)           Each of BVF, BVF2 and Investments shares with Partners voting and dispositive power over the shares of the Stock each such entity beneficially owns. Partners and BVF Inc. share voting and dispositive power over the 3,130,912 shares of the Stock they beneficially own with, in addition to BVF, BVF2 and Investments, Investment 10, L.L.C., an Illinois limited liability company ("ILL10") and managed account on whose behalf Partners, as investment advisor, purchased such shares. ILL10 specializes in holding biotechnology stocks for investment purposes and its business address is 227 West Monroe Street, Suite 4800, Chicago, Illinois 60606.

(c)           On January 9, 2004, BVF sold 7,000 shares of the Stock, BVF2 sold 5,000 shares of the Stock, Investments sold 12,000 shares of the Stock and ILL10 sold 1,000 shares of the Stock.  Each such sale was made on the open market at a price of $6.30 per share.  On January 14, 2004, BVF sold 30,000 shares of the Stock, BVF2 sold 19,000 shares of the Stock, Investments sold 46,000 shares of the Stock and ILL10 sold 5,000 shares of the Stock.  Each such sale was made on the open market at a price of $6.05 per share.  On January 20, 2004, BVF sold 30,000 shares of the Stock, BVF2 sold 19,000 shares of the Stock, Investments sold 46,000 shares of the Stock and ILL10 sold 5,000 shares of the Stock.  Each such sale was made on the open market at a price of $6.00 per share.  On January 21, 2004, BVF sold 15,500 shares of the Stock, BVF2 sold 10,000 shares of the Stock, Investments sold 24,000 shares of the Stock and ILL10 sold 3,000 shares of the Stock.  Each such sale was made on the open market at a price of $6.00 per share.

(d) ILL10 is entitled to receive dividends and any sale proceeds with respect to shares of the Stock in proportion to its respective ownership interest therein.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1 – Agreement Regarding Joint Filing

CUSIP No. 040047 10 2	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2004

BIOTECHNOLOGY VALUE FUND, L.P.

By:	BVF Partners L.P., its general partner

	By:	BVF Inc., its general partner

		By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BIOTECHNOLOGY VALUE FUND II, L.P.

By:	BVF Partners L.P., its general partner

	By:	BVF Inc., its general partner

		By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF INVESTMENTS, L.L.C.

By:	BVF Partners L.P., its manager

	By:	BVF Inc., its general partner

		By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS L.P.

By:	BVF Inc., its general partner

	By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF INC.

By:	/s/ Mark N. Lampert
Mark N. Lampert
President